Exhibit 99.1

Quarterly Statement Q3 2025

Current cloud backlog of €18.8 billion, up 23% and up 27% at constant currencies

Cloud revenue up 22% and up 27% at constant currencies

Cloud ERP Suite revenue up 26% and up 31% at constant currencies

Total revenue up 7% and up 11% at constant currencies

IFRS operating profit up 12%, non-IFRS operating profit up 14% and up 19% at constant currencies

SAP updates its 2025 cloud revenue, operating profit and free cash flow outlook

Q3 2025 | in € millions, unless otherwise stated

1/26

Quarterly Statement Q3 2025

Walldorf, Germany – October 22, 2025

SAP SE (NYSE: SAP) announced today its financial results for the third quarter ended September 30, 2025.

Christian Klein, CEO:

SAP delivered a great Q3 with strong cloud revenue growth of 27%. We are gaining market share as our customers are adopting solutions across the entire Business Suite, including Business Data Cloud and AI at accelerated pace. For Q4 we are executing against a strong pipeline - which gives us confidence in our accelerating total revenue growth ambition for 2026.

Dominik Asam, CFO:

Q3’s strong performance underscores the strength and agility of our model. Through disciplined execution and a sharp focus on profitability and cash flow, we’ve maintained forward momentum despite an uncertain macroeconomic backdrop. We enter the fourth quarter confident in our ability to deliver on our commitments, as reflected by an improved outlook for operating profit and free cash flow.

Financial Performance

Group results at a glance – Third quarter 2025

	IFRS			Non-IFRS[1]
€ million, unless otherwise stated	Q3 2025	Q3 2024	∆ in %	Q3 2025	Q3 2024	∆ in %	∆ in % const. curr.
SaaS/PaaS	5,212	4,234	23	5,212	4,234	23	28
Thereof Cloud ERP Suite[2]	4,586	3,636	26	4,586	3,636	26	31
Thereof Extension Suite[3]	626	598	5	626	598	5	9
IaaS[4]	78	117	–34	78	117	–34	–31
Cloud revenue	5,290	4,351	22	5,290	4,351	22	27
Cloud and software revenue	8,016	7,429	8	8,016	7,429	8	12
Total revenue	9,076	8,470	7	9,076	8,470	7	11
Share of more predictable revenue (in %)	87	84	2pp	87	84	2pp
Cloud gross profit	3,948	3,184	24	3,972	3,209	24	28
Gross profit	6,671	6,212	7	6,696	6,236	7	11
Operating profit (loss)	2,487	2,214	12	2,566	2,244	14	19
Profit (loss) after tax	2,051	1,441	42	1,852	1,437	29
Earnings per share - Basic (in €)	1.72	1.25	37	1.59	1.23	29
Net cash flows from operating activities	1,502	1,403	7
Free cash flow				1,266	1,200	5

1 For a breakdown of the individual adjustments see table “Non-IFRS Operating Expense Adjustments by Functional Areas” in this Quarterly Statement.

2 Cloud ERP Suite references the portfolio of strategic Software-as-a-Service (SaaS) and Platform-as-a-Service (PaaS) solutions that are tightly integrated with our core ERP solutions and are included in key commercial packages, such as RISE with SAP. Further, Cloud ERP Suite also includes cloud-based capabilities enabling our customers’ ERP landscapes and their cloud transformation. The following offerings contribute to Cloud ERP Suite revenue: SAP Cloud ERP, SAP Business Technology Platform, financial- and spend management, supply chain management, core solutions for human capital management, commerce, business transformation management and AI.

3 Extension Suite references SAP’s remaining SaaS and PaaS solutions that supplement and extend the functional coverage of the Cloud ERP Suite.

4 Infrastructure as a service (IaaS): The major portion of IaaS comes from SAP HANA Enterprise Cloud.

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Quarterly Statement Q3 2025

Group results at a glance – Nine months ended September 2025

	IFRS			Non-IFRS[1]
€ million, unless otherwise stated	Q1–Q3 2025	Q1-Q3 2024	∆ in %	Q1–Q3 2025	Q1-Q3 2024	∆ in %	∆ in % const. curr.
SaaS/PaaS	15,147	12,016	26	15,147	12,016	26	29
Thereof Cloud ERP Suite revenue[2]	13,258	10,217	30	13,258	10,217	30	32
Thereof Extension Suite revenue[3]	1,889	1,799	5	1,889	1,799	5	8
IaaS[4]	267	417	–36	267	417	–36	–35
Cloud revenue	15,413	12,433	24	15,413	12,433	24	27
Cloud and software revenue	23,920	21,563	11	23,920	21,563	11	13
Total revenue	27,116	24,798	9	27,116	24,798	9	11
Share of more predictable revenue (in %)	86	84	2pp	86	84	2pp
Cloud gross profit	11,501	9,052	27	11,573	9,101	27	30
Gross profit	19,898	17,990	11	19,971	18,039	11	13
Operating profit (loss)	7,276	2,648	>100	7,590	5,717	33	35
Profit (loss) after tax	5,596	1,534	>100	5,280	3,660	44
Earnings per share - Basic (in €)	4.70	1.31	>100	4.53	3.13	44
Net cash flows from operating activities	7,859	5,791	36
Free cash flow				7,205	5,130	40

1 For a breakdown of the individual adjustments see table “Non-IFRS Operating Expense Adjustments by Functional Areas” in this Quarterly Statement.

2 Cloud ERP Suite references the portfolio of strategic Software-as-a-Service (SaaS) and Platform-as-a-Service (PaaS) solutions that are tightly integrated with our core ERP solutions and are included in key commercial packages, such as RISE with SAP. Further, Cloud ERP Suite also includes cloud-based capabilities enabling our customers’ ERP landscapes and their cloud transformation. The following offerings contribute to Cloud ERP Suite revenue: SAP Cloud ERP, SAP Business Technology Platform, financial- and spend management, supply chain management, core solutions for human capital management, commerce, business transformation management and AI.

3 Extension Suite references SAP’s remaining SaaS and PaaS solutions that supplement and extend the functional coverage of the Cloud ERP Suite.

4 Infrastructure as a service (IaaS): The major portion of IaaS comes from SAP HANA Enterprise Cloud

Financial Highlights1

Third Quarter 2025

In the third quarter, current cloud backlog grew by 23% to €18.84 billion and was up 27% at constant currencies, retaining its second quarter growth momentum considering that the WalkMe acquisition is now in the base. Cloud revenue was up 22% to €5.29 billion and up 27% at constant currencies. Cloud ERP Suite revenue was up 26% to €4.59 billion and up 31% at constant currencies.

Software licenses revenue decreased by 43% to €0.16 billion and was down 42% at constant currencies. Cloud and software revenue was up 8% to €8.02 billion and up 12% at constant currencies. Services revenue was up 2% to €1.06 billion and up 6% at constant currencies. Total revenue was up 7% to €9.08 billion and up 11% at constant currencies.

The share of more predictable revenue increased by 2 percentage points to 87%.

IFRS cloud gross profit was up 24% to €3.95 billion. Non-IFRS cloud gross profit was up 24% to €3.97 billion and was up 28% at constant currencies. IFRS cloud gross margin was up 1.5 percentage points to 74.6%, non-IFRS cloud gross margin up 1.3 percentage points to 75.1% and up 1.1 percentage points at constant currencies to 74.9%.

IFRS operating profit increased 12% to €2.49 billion and IFRS operating margin was up 1.3 percentage points to 27.4%. Non-IFRS operating profit was up 14% to €2.57 billion and was up 19% at constant currencies. Non-IFRS operating margin increased by 1.8 percentage points to 28.3% at both nominal and constant currencies. IFRS and non-IFRS operating profit growth were negatively impacted by approximately €0.1 billion as a result of a change in case law that affected SAP's other tax litigation as well as approximately €0.1 billion related to a workforce transformation, with another €0.1 billion expected to be realized in the fourth quarter of 2025.

IFRS earnings per share (basic) increased 37% to €1.72. Non-IFRS earnings per share (basic) increased 29% to €1.59. IFRS effective tax rate was 25.3% and non-IFRS effective tax rate was 27.9%. The IFRS effective tax rate is lower than the non-IFRS effective tax rate due to tax benefits from tax-exempt income.

[1]	The Q3 2025 results were also impacted by other effects. For details, please refer to the disclosures on page 26 of this document.

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Quarterly Statement Q3 2025

Operating cash flow in the third quarter was up 7% to €1.50 billion and free cash flow increased by 5% to €1.27 billion. The increase was mainly attributable to higher profitability and to lower restructuring payments, which were partially offset by higher tax payments. For the first nine months, operating cash flow was up 36% to €7.86 billion and free cash flow increased by 40% to €7.21 billion.

Share Repurchase Program

In May 2023, SAP announced a share repurchase program with an aggregate volume of up to €5 billion, which was completed on August 13, 2025. SAP had repurchased 26,010,591 shares at an average price of €188.24 resulting in a purchased volume of approximately €4.9 billion under the program. The fourth and final tranche of the program was completed with a purchased volume of approximately €1.5 billion.

2024 Transformation Program: Focus on scalability of operations and key strategic growth areas

In January 2024, SAP announced a company-wide restructuring program which concluded as planned in the first quarter 2025. Overall expenses associated with the program were approximately €3.2 billion. Restructuring payouts amounted to €2.5 billion for the full-year 2024 and €0.7 billion for the first nine months of 2025. Approximately €0.1 billion is expected to be paid out in the fourth quarter of 2025.

Business Highlights

In the third quarter, customers around the globe continued to choose the “RISE with SAP” journey to drive their end-to-end business transformations. These customers included: Alphabet, ANA HOLDINGS, BarmeniaGothaer, Computacenter, DXC Technology, Endress+Hauser, Ericsson, Jack Wolfskin, Japan Aviation Electronics Industry, JK Tyre & Industries, JYSK, The Magnum Ice Cream Company, Maple Leaf Foods, NIPPON EXPRESS HOLDINGS, Olam Food Ingredients, Otto Aerospace, STIHL, Takeda Pharmaceuticals, Tapestry, Vale Base Metals, and Zalaris.

BMW, City of Charlottesville, The Clorox Company, Country Fire Authority, La Trobe University, Nestlé, NYK Line, and PwC went live on SAP S/4HANA Cloud in the third quarter.

ABB, ArborGen, Kodiak AI, Konecta, Noventa, Perplexity, and VidaVeg chose “GROW with SAP”, a journey helping customers adopt cloud ERP with speed, predictability, and continuous innovation.

Key customer wins across SAP’s solution portfolio included: BREITLING, Canton of Bern, Derbyshire County Council, Grupo Boticário, Panasonic, Schwarz Group, Sysmex Corporation, Tata Consultancy Services, and Volkswagen Mexico.

Aeropuertos Argentina, The Australian Postal Corporation, HiPP, Landis+Gyr, and Rieter went live on SAP solutions.

In the third quarter, SAP’s cloud revenue performance was particularly strong in APJ and EMEA and solid in the Americas region. Brazil, France, Germany, India, Italy and South Korea had outstanding performance, while Japan, Spain, and the U.S. were particularly strong.

On August 1, SAP and SmartRecruiters announced that SAP entered into an agreement to acquire SmartRecruiters, a leading talent acquisition (TA) software provider. The acquisition was completed on September 11.

On September 19, SAP and ADP, a global leader in HR and payroll solutions, announced that they are partnering to enable shared clients to run ADP Global Payroll in the cloud.

On September 24, SAP and OpenAI announced the launch of OpenAI for Germany, a partnership to bring SAP’s enterprise applications expertise and OpenAI’s leading AI technology to Germany’s public sector.

In addition, SAP and Amazon Web Services (AWS), an Amazon.com company, unveiled plans to make SAP’s Sovereign Cloud capabilities available on the AWS European Sovereign Cloud, a new independent cloud for Europe backed by a planned €7.8 billion investment from Amazon.

On September 25, SAP confirmed that the European Commission began formal proceedings on on-premise maintenance and support policies. SAP is working closely with the EU Commission to resolve the matter. Further, SAP does not currently anticipate the engagement will result in material impact on its financial performance.

In September, SAP National Security Services (SAP NS2®) was awarded a $1 billion firm-fixed-price Indefinite Delivery/Indefinite Quantity (IDIQ) contract from the United States Army for an end-user license agreement for the RISE with SAP portfolio. This significant deal is expected to run through September 2035, and enables the migration from on-premise systems to SAP’s NS2’s FedRAMP-authorized cloud platform, enhancing the speed and efficiency of enterprise software delivery to support mission-critical military operations.

On October 6, SAP and Google Cloud announced that they are expanding their long-standing data and analytics partnership with the launch of SAP Business Data Cloud Connect for Google BigQuery - a new capability introduced that simplifies access to mission-critical SAP data products from SAP Business Data Cloud through bidirectional, zero-copy sharing.

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Quarterly Statement Q3 2025

Outlook 2025

Financial Outlook 2025

For 2025, SAP is updating its cloud revenue, operating profit and free cash flow outlook and now expects:

•	To generate cloud revenue towards the lower end of the outlook range of €21.6 – 21.9 billion at constant currencies (2024: €17.14 billion), up 26% to 28% at constant currencies.

•	To generate non-IFRS operating profit towards the upper end of the outlook range of €10.3 – 10.6 billion at constant currencies (2024: €8.15 billion), up 26% to 30% at constant currencies.

•	€8.0 – 8.2 billion free cash flow (2024: €4.22 billion). The previous outlook was approximately €8.0 billion.

SAP continues to expect:

•	€33.1 – 33.6 billion cloud and software revenue at constant currencies (2024: €29.83 billion), up 11% to 13% at constant currencies.

•	An effective tax rate (non-IFRS) of approximately 32% (2024: 32.3%)[2].

•	Current cloud backlog growth at constant currencies to slightly decelerate in 2025.

While SAP’s 2025 financial outlook for the income statement parameters is at constant currencies (including an average exchange rate of 1.08 USD per EUR), actual currency reported figures are expected to be impacted by currency exchange rate fluctuations as the company progresses through the year, as reflected in the table below.

Currency Impact Assuming September 30, 2025 Rates Apply for the Remainder of 2025

In percentage points	Q4 2025	FY 2025
Cloud revenue growth	-7.0pp	-4.0pp
Cloud and software revenue growth	-5.5pp	-3.0pp
Operating profit growth (non-IFRS)	-6.5pp	-3.5pp

This includes an exchange rate of 1.17 USD per EUR.

Non-Financial Outlook 2025

For 2025, SAP continues to expect:

•	A Customer Net Promoter Score of 12 to 16.

•	The Business Health Culture Index (BHCI) to be in a range of 80% to 82%.

•	The Employee Engagement Index to be in a range of 74% to 78%.

•	To steadily decrease carbon emissions across the relevant value chain.

[2]	The effective tax rate (non-IFRS) is a non-IFRS financial measure and is presented for supplemental informational purposes only. We do not provide an outlook for the effective tax rate (IFRS) due to the uncertainty and potential variability of gains and losses associated with equity securities, which are reconciling items between the two effective tax rates (non-IFRS and IFRS). These items cannot be provided without unreasonable efforts but could have a significant impact on our future effective tax rate (IFRS).

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Quarterly Statement Q3 2025

Additional Information

This quarterly statement and all information therein is preliminary and unaudited. Due to rounding, numbers may not add up precisely.

SAP Performance Measures

For more information about our key growth metrics and performance measures, their calculation, their usefulness, and their limitations, please refer to the following document on our Investor Relations website: https://www.sap.com/investors/performance-measures.

Webcast

SAP senior management will host a financial analyst conference call on Wednesday, October 22nd at 11:00 PM (CEST) / 10:00 PM (BST) / 5:00 PM (EDT) / 2:00 PM (PDT). The conference will be webcast on the Company’s website at https://www.sap.com/investor and will be available for replay. Supplementary financial information pertaining to the third quarter results can be found at https://www.sap.com/investor.

About SAP

As a global leader in enterprise applications and business AI, SAP (NYSE: SAP) stands at the nexus of business and technology. For over 50 years, organizations have trusted SAP to bring out their best by uniting business-critical operations spanning finance, procurement, HR, supply chain, and customer experience. For more information, visit www.sap.com.

For more information, financial community only:

Alexandra Steiger	+49 (6227) 7-767336	investor@sap.com, CET

Follow SAP Investor Relations on LinkedIn at SAP Investor Relations.

For more information, press only:

Joellen Perry	+1 (650) 445-6780	joellen.perry@sap.com, PT
Daniel Reinhardt	+49 (6227) 7-40201	daniel.reinhardt@sap.com, CET

For customers interested in learning more about SAP products:

Global Customer Center:	+49 180 534-34-24
United States Only:	+1 (800) 872-1SAP (+1-800-872-1727)

Note to editors:

To preview and download broadcast-standard stock footage and press photos digitally, please visit www.sap.com/photos. On this platform, you can find high resolution material for your media channels.

This document contains forward-looking statements, which are predictions, projections, or other statements about future events. These statements are based on current expectations, forecasts, and assumptions that are subject to risks and uncertainties that could cause actual results and outcomes to materially differ. Additional information regarding these risks and uncertainties may be found in our filings with the Securities and Exchange Commission, including but not limited to the risk factors section of SAP’s 2024 Annual Report on Form 20-F.

© 2025 SAP SE. All rights reserved.

SAP and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP SE in Germany and other countries. Please see https://www.sap.com/copyright for additional trademark information and notices.

6/26

Quarterly Statement Q3 2025

Contents

Financial and Non-Financial Key Facts (IFRS and Non-IFRS)		8

Primary Financial Statements of SAP Group (IFRS)		10

(A)	Consolidated Income Statements	10

(B)	Consolidated Statements of Financial Position	12

(C)	Consolidated Statements of Cash Flows	13

Non-IFRS Numbers		14

(D)	Basis of Non-IFRS Presentation	14

(E)	Reconciliation from Non-IFRS Numbers to IFRS Numbers	14

(F)	Non-IFRS Adjustments – Actuals and Estimates	19

(G)	Non-IFRS Operating Expense Adjustments by Functional Areas	19

Disaggregations		21

(H)	Segment Reporting	21

(I)	Revenue by Region (IFRS and Non-IFRS)	23

(J)	Employees by Region and Functional Areas	25

Other Disclosures		26

(K)	Share-Based Payment	26

(L)	Business Combinations	26

(M)	Tax-related Litigation	26

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Quarterly Statement Q3 2025

Financial and Non-Financial Key Facts
(IFRS and Non-IFRS)

€ millions, unless otherwise stated	Q1 2024	Q2 2024	Q3 2024	Q4 2024	TY 2024	Q1 2025	Q2 2025	Q3 2025
Revenues
Cloud	3,928	4,153	4,351	4,708	17,141	4,993	5,130	5,290
% change – yoy	24	25	25	27	25	27	24	22
% change constant currency – yoy	25	25	27	27	26	26	28	27
Cloud ERP Suite	3,167	3,414	3,636	3,949	14,166	4,251	4,422	4,586
% change – yoy	31	33	34	35	33	34	30	26
% change constant currency – yoy	32	33	36	35	34	33	34	31
Software licenses	203	229	285	683	1,399	183	194	161
% change – yoy	–26	–28	–15	–18	–21	–10	–15	–43
% change constant currency – yoy	–25	–27	–14	–19	–21	–10	–13	–42
Software support	2,829	2,792	2,793	2,876	11,290	2,761	2,642	2,565
% change – yoy	–3	–3	–3	1	–2	–2	–5	–8
% change constant currency – yoy	–1	–3	–2	1	–1	–3	–3	–5
Total revenue	8,041	8,288	8,470	9,377	34,176	9,013	9,027	9,076
% change – yoy	8	10	9	11	10	12	9	7
% change constant currency – yoy	9	10	10	10	10	11	12	11
Profits
Operating profit (loss) (IFRS)	–787	1,222	2,214	2,016	4,665	2,333	2,456	2,487
Operating profit (loss) (non-IFRS)	1,533	1,940	2,244	2,436	8,153	2,455	2,568	2,566
% change - yoy	16	33	27	24	25	60	32	14
% change constant currency - yoy	19	35	28	24	26	58	35	19
Profit (loss) after tax (IFRS)	–824	918	1,441	1,616	3,150	1,796	1,749	2,051
Profit (loss) after tax (non-IFRS)	944	1,278	1,437	1,619	5,279	1,681	1,747	1,852
% change - yoy	9	60	6	24	22	78	37	29
Margins
Cloud gross margin (IFRS, in %)	72.2	73.0	73.2	72.8	72.8	74.5	74.7	74.6
Cloud gross margin (non-IFRS, in %)	72.5	73.3	73.7	73.5	73.3	75.0	75.2	75.1
Gross margin (IFRS, in %)	71.7	72.6	73.3	74.0	73.0	73.3	73.3	73.5
Gross margin (non-IFRS, in %)	71.8	72.7	73.6	74.3	73.2	73.6	73.6	73.8
Operating margin (IFRS, in %)	–9.8	14.7	26.1	21.5	13.6	25.9	27.2	27.4
Operating margin (non-IFRS, in %)	19.1	23.4	26.5	26.0	23.9	27.2	28.5	28.3
Order Entry and current cloud backlog
Current cloud backlog	14,179	14,808	15,377	18,078	18,078	18,202	18,052	18,839
% change – yoy	27	28	25	32	32	28	22	23
% change constant currency – yoy	28	28	29	29	29	29	28	27
Share of cloud orders greater than €5 million based on total cloud order entry volume (in %)	52	52	64	68	63	54	53	63
Share of cloud orders smaller than €1 million based on total cloud order entry volume (in %)	21	20	16	11	15	20	20	16
Liquidity and Cash Flow
Net cash flows from operating activities	2,878	1,509	1,403	–584	5,207	3,780	2,577	1,502
Free cash flow	2,642	1,288	1,200	–908	4,222	3,583	2,357	1,266
Cash and cash equivalents	9,295	7,870	10,005	9,609	9,609	11,345	7,942	8,554
Group liquidity	13,411	11,449	11,856	11,080	11,080	12,760	9,788	9,688
Financial debt (–)	–7,770	–7,776	–8,996	–9,385	–9,385	–8,121	–7,492	–7,235
Net liquidity (+) / Net debt(–)	5,641	3,674	2,860	1,695	1,695	4,639	2,297	2,453

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Quarterly Statement Q3 2025

Non-Financials
Number of employees (quarter end)[1]	108,133	105,315	107,583	109,121	109,121	108,187	108,929	110,730
Gross greenhouse gas emissions (scope 1, 2, 3 / market-based)[2] (in million tons CO2 equivalents)	1.8	1.8	1.8	1.8	6.9	1.6	1.6	1.6

1 In full-time equivalents.

2 Our gross greenhouse gas emissions (GHG) include the total lifecycle emissions resulting from the use of our on-premise software. The calculation of use of sold products emissions is based on the number of active maintenance contracts at quarter end. Therefore, the emissions for individual quarters will not add up to the total sum of GHG emissions at year end.

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Quarterly Statement Q3 2025

Primary Financial Statements of SAP Group (IFRS)

(A)	Consolidated Income Statements

(A.1)	Consolidated Income Statements – Quarter

€ millions, unless otherwise stated	Q3 2025	Q3 2024	∆ in %
Cloud	5,290	4,351	22
Software licenses	161	285	–43
Software support	2,565	2,793	–8
Software licenses and support	2,726	3,078	–11
Cloud and software	8,016	7,429	8
Services	1,060	1,041	2
Total revenue	9,076	8,470	7

Cost of cloud	–1,342	–1,167	15
Cost of software licenses and support	–303	–306	–1
Cost of cloud and software	–1,645	–1,472	12
Cost of services	–760	–786	–3
Total cost of revenue	–2,405	–2,258	7
Gross profit	6,671	6,212	7
Research and development	–1,644	–1,568	5
Sales and marketing	–2,185	–2,098	4
General and administration	–364	–361	1
Restructuring	18	52	–66
Other operating income/expense, net	–8	–22	–63
Total operating expenses	–6,589	–6,256	5
Operating profit (loss)	2,487	2,214	12

Other non-operating income/expense, net	46	–62	NA
Finance income	524	240	>100
Finance costs	–312	–241	30
Financial income, net	212	–1	NA
Profit (loss) before tax	2,745	2,151	28

Income tax expense	–694	–710	–2
Profit (loss) after tax	2,051	1,441	42
Attributable to owners of parent	2,004	1,463	37
Attributable to non-controlling interests	47	–23	NA

Earnings per share, basic (in €)[1]	1.72	1.25	37
Earnings per share, diluted (in €)[1]	1.71	1.24	38

1 For the three months ended September 30, 2025 and 2024, the weighted average number of shares was 1,164 million (diluted 1,172 million) and 1,166 million (diluted: 1,178 million), respectively (treasury stock excluded).

10/26

Quarterly Statement Q3 2025

(A.2)	Consolidated Income Statements – Year-to-Date

€ millions, unless otherwise stated	Q1–Q3 2025	Q1–Q3 2024	∆ in %
Cloud	15,413	12,433	24
Software licenses	538	716	–25
Software support	7,969	8,414	–5
Software licenses and support	8,507	9,130	–7
Cloud and software	23,920	21,563	11
Services	3,196	3,236	–1
Total revenue	27,116	24,798	9

Cost of cloud	–3,912	–3,381	16
Cost of software licenses and support	–909	–943	–4
Cost of cloud and software	–4,821	–4,324	12
Cost of services	–2,397	–2,485	–4
Total cost of revenue	–7,218	–6,808	6
Gross profit	19,898	17,990	11
Research and development	–4,935	–4,839	2
Sales and marketing	–6,576	–6,594	0
General and administration	–1,083	–1,057	2
Restructuring	0	–2,821	–100
Other operating income/expense, net	–27	–31	–12
Total operating expenses	–19,840	–22,150	–10
Operating profit (loss)	7,276	2,648	>100

Other non-operating income/expense, net	53	–215	NA
Finance income	1,246	850	47
Finance costs	–859	–726	18
Financial income, net	387	124	>100
Profit (loss) before tax	7,715	2,557	>100

Income tax expense	–2,119	–1,023	>100
Profit (loss) after tax	5,596	1,534	>100
Attributable to owners of parent	5,481	1,523	>100
Attributable to non-controlling interests	115	11	>100

Earnings per share, basic (in €)[1]	4.70	1.31	>100
Earnings per share, diluted (in €)[1]	4.67	1.29	>100

1 For the nine months ended September 30, 2025 and 2024, the weighted average number of shares was 1,166 million (diluted: 1,175 million) and 1,167 million (diluted: 1,179 million), respectively (treasury stock excluded).

11/26

Quarterly Statement Q3 2025

(B)	Consolidated Statements of Financial Position

as at 09/30/2025 and 12/31/2024
€ millions	2025	2024
Cash and cash equivalents	8,554	9,609
Other financial assets	1,380	1,629
Trade and other receivables	5,778	6,774
Other non-financial assets	2,777	2,682
Tax assets	418	707
Total current assets	18,907	21,401
Goodwill	29,028	31,264
Intangible assets	2,390	2,706
Property, plant, and equipment	4,396	4,493
Other financial assets	7,058	7,141
Trade and other receivables	126	209
Other non-financial assets	3,964	3,990
Tax assets	317	359
Deferred tax assets	2,210	2,719
Total non-current assets	49,490	52,881
Total assets	68,396	74,282

€ millions	2025	2024
Trade and other payables	2,074	1,988
Tax liabilities	934	585
Financial liabilities	3,032	4,277
Other non-financial liabilities	4,152	5,537
Provisions	170	716
Contract liabilities	6,749	5,978
Total current liabilities	17,111	19,082
Trade and other payables	3	10
Tax liabilities	554	512
Financial liabilities	6,089	7,169
Other non-financial liabilities	520	749
Provisions	547	494
Deferred tax liabilities	187	371
Contract liabilities	145	88
Total non-current liabilities	8,044	9,394
Total liabilities	25,155	28,476
Issued capital	1,229	1,229
Share premium	2,790	2,564
Retained earnings	45,671	42,907
Other components of equity	282	4,692
Treasury shares	–7,163	–5,954
Equity attributable to owners of parent	42,807	45,438

Non-controlling interests	434	368
Total equity	43,241	45,806
Total equity and liabilities	68,396	74,282

12/26

Quarterly Statement Q3 2025

(C)	Consolidated Statements of Cash Flows

€ millions	Q1–Q3 2025 [1]	Q1–Q3 2024
Profit (loss) after tax	5,596	1,534
Adjustments to reconcile profit (loss) after tax to net cash flows from operating activities:
Depreciation and amortization	986	943
Share-based payment expense	1,379	1,815
Income tax expense	2,119	1,023
Financial income, net	–387	–124
Increase/decrease in allowances on trade receivables	10	–8
Other adjustments for non-cash items	–3	212
Increase/decrease in trade and other receivables	679	943
Increase/decrease in other assets	–365	56
Increase/decrease in trade payables, provisions, and other liabilities	–1,676	746
Increase/decrease in contract liabilities	1,492	1,054
Share-based payments	–691	–1,064
Income taxes paid, net of refunds	–1,280	–1,341
Net cash flows from operating activities	7,859	5,791
Business combinations, net of cash and cash equivalents acquired	–700	–1,104
Purchase of intangible assets and property, plant, and equipment	–559	–528
Proceeds from sales of intangible assets and property, plant, and equipment	110	80
Purchase of equity or debt instruments of other entities	–4,369	–6,517
Proceeds from sales of equity or debt instruments of other entities	4,454	7,452
Interest received	317	420
Net cash flows from investing activities	–747	–197
Dividends paid	–2,743	–2,565
Dividends paid on non-controlling interests	–3	0
Purchase of treasury shares	–1,937	–1,625
Proceeds from borrowings	2	1,251
Repayments of borrowings	–2,106	–14
Payments of lease liabilities	–204	–213
Interest paid	–451	–439
Net cash flows from financing activities	–7,442	–3,618
Effect of foreign currency rates on cash and cash equivalents	–726	–94
Net increase/decrease in cash and cash equivalents	–1,055	1,881
Cash and cash equivalents at the beginning of the period	9,609	8,124
Cash and cash equivalents at the end of the period	8,554	10,005

1 As of January 2025, SAP no longer classifies interest paid and interest received as a part of cash flows from operating activities.

13/26

Quarterly Statement Q3 2025

Non-IFRS Numbers

(D)	Basis of Non-IFRS Presentation

SAP disclose certain financial measures such as expense (non-IFRS) and profit measures (non-IFRS) that are not prepared in accordance with IFRS and are therefore considered non-IFRS financial measures.

For a more detailed description of all of SAP’s non-IFRS measures and their limitations as well as SAP’s constant currency and free cash flow figures, see Explanation of Non-IFRS Measures.

(E)	Reconciliation from Non-IFRS Numbers to IFRS Numbers

(E.1)	Reconciliation of Non-IFRS Revenue – Quarter

€ millions, unless otherwise stated	Q3 2025			Q3 2024	∆ in %
	IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	IFRS	Non-IFRS Constant Currency
Revenue Numbers
Cloud	5,290	214	5,504	4,351	22	27
Software licenses	161	4	165	285	–43	–42
Software support	2,565	78	2,644	2,793	–8	–5
Software licenses and support	2,726	83	2,809	3,078	–11	–9
Cloud and software	8,016	297	8,313	7,429	8	12
Services	1,060	39	1,100	1,041	2	6
Total revenue	9,076	336	9,413	8,470	7	11

14/26

Quarterly Statement Q3 2025

(E.2)	Reconciliation of Non-IFRS Operating Expenses – Quarter

€ millions, unless otherwise stated	Q3 2025					Q3 2024			∆ in %
	IFRS	Adj.	Non-IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non-IFRS	IFRS	Non-IFRS	Non-IFRS Constant Currency
Operating Expense Numbers
Cost of cloud	–1,342	24	–1,318			–1,167	25	–1,142	15	15
Cost of software licenses and support	–303	0	–303			–306	0	–306	–1	–1
Cost of cloud and software	–1,645	24	–1,622			–1,472	25	–1,448	12	12
Cost of services	–760	0	–759			–786	0	–785	–3	–3
Total cost of revenue	–2,405	24	–2,381			–2,258	25	–2,233	7	7
Gross profit	6,671	24	6,696	236	6,932	6,212	25	6,236	7	7	11
Research and development	–1,644	1	–1,643			–1,568	0	–1,568	5	5
Sales and marketing	–2,185	67	–2,118			–2,098	51	–2,047	4	3
General and administration	–364	4	–360			–361	6	–356	1	1
Restructuring	18	–18	0			52	–52	0	–66	NA
Other operating income/expense, net	–8	0	–8			–22	0	–22	–63	–63
Total operating expenses	–6,589	79	–6,510	–239	–6,749	–6,256	30	–6,226	5	5	8

(E.3)	Reconciliation of Non-IFRS Profit Figures, Income Tax, and Key Ratios – Quarter

€ millions, unless otherwise stated	Q3 2025					Q3 2024			∆ in %
	IFRS	Adj.	Non-IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non-IFRS	IFRS	Non-IFRS	Non-IFRS Constant Currency
Profit Numbers
Operating profit (loss)	2,487	79	2,566	98	2,664	2,214	30	2,244	12	14	19
Other non-operating income/expense, net	46	0	46			–62	0	–62	NA	NA
Finance income	524	–348	175			240	–87	153	>100	15
Finance costs	–312	93	–219			–241	63	–178	30	23
Financial income, net	212	–256	–44			–1	–24	–24	NA	79
Profit (loss) before tax	2,745	–177	2,569			2,151	6	2,157	28	19
Income tax expense	–694	–22	–717			–710	–10	–720	–2	0
Profit (loss) after tax	2,051	–199	1,852			1,441	–3	1,437	42	29
Attributable to owners of parent	2,004	–158	1,846			1,463	–29	1,434	37	29
Attributable to non-controlling interests	47	–41	6			–23	26	3	NA	91

Key Ratios
Operating margin (in %)	27.4		28.3		28.3	26.1		26.5	1.3pp	1.8pp	1.8pp
Effective tax rate (in %)[1]	25.3		27.9			33.0		33.4	–7.7pp	–5.5pp
Earnings per share, basic (in €)	1.72		1.59			1.25		1.23	37	29

1 The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in Q3 2025 mainly resulted from tax effects of equity securities. The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in Q3 2024 mainly resulted from tax effects of acquisition-related charges and restructuring expenses.

15/26

Quarterly Statement Q3 2025

(E.4)	Reconciliation of Non-IFRS Revenue – Year-to-Date

€ millions, unless otherwise stated	Q1–Q3 2025			Q1–Q3 2024	∆ in %
	IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	IFRS	Non-IFRS Constant Currency
Revenue Numbers
Cloud	15,413	325	15,738	12,433	24	27
Software licenses	538	8	546	716	–25	–24
Software support	7,969	118	8,086	8,414	–5	–4
Software licenses and support	8,507	126	8,633	9,130	–7	–5
Cloud and software	23,920	451	24,371	21,563	11	13
Services	3,196	58	3,254	3,236	–1	1
Total revenue	27,116	509	27,625	24,798	9	11

(E.5)	Reconciliation of Non-IFRS Operating Expenses – Year-to-Date

€ millions, unless otherwise stated	Q1–Q3 2025					Q1–Q3 2024			∆ in %
	IFRS	Adj.	Non-IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non-IFRS	IFRS	Non-IFRS	Non-IFRS Constant Currency
Operating Expense Numbers
Cost of cloud	–3,912	71	–3,841			–3,381	49	–3,332	16	15
Cost of software licenses and support	–909	0	–909			–943	0	–943	–4	–4
Cost of cloud and software	–4,821	71	–4,750			–4,324	49	–4,275	12	11
Cost of services	–2,397	1	–2,396			–2,485	0	–2,484	–4	–4
Total cost of revenue	–7,218	73	–7,146			–6,808	50	–6,759	6	6
Gross profit	19,898	73	19,971	360	20,331	17,990	50	18,039	11	11	13
Research and development	–4,935	4	–4,931			–4,839	3	–4,835	2	2
Sales and marketing	–6,576	230	–6,346			–6,594	180	–6,413	0	–1
General and administration	–1,083	6	–1,077			–1,057	14	–1,043	2	3
Restructuring	0	0	0			–2,821	2,821	0	–100	NA
Other operating income/expense, net	–27	0	–27			–31	0	–31	–12	–12
Total operating expenses	–19,840	314	–19,527	–390	–19,917	–22,150	3,069	–19,081	–10	2	4

16/26

Quarterly Statement Q3 2025

(E.6)	Reconciliation of Non-IFRS Profit Figures, Income Tax, and Key Ratios – Year-to-Date

€ millions, unless otherwise stated	Q1–Q3 2025					Q1–Q3 2024			∆ in %
	IFRS	Adj.	Non-IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non-IFRS	IFRS	Non-IFRS	Non-IFRS Constant Currency
Profit Numbers
Operating profit (loss)	7,276	314	7,590	118	7,708	2,648	3,069	5,717	>100	33	35
Other non-operating income/expense, net	53	0	53			–215	0	–215	NA	NA
Finance income	1,246	–840	406			850	–369	482	47	–16
Finance costs	–859	285	–575			–726	222	–504	18	14
Financial income, net	387	–555	–168			124	–147	–23	>100	>100
Profit (loss) before tax	7,715	–241	7,474			2,557	2,922	5,479	>100	36
Income tax expense	–2,119	–75	–2,194			–1,023	–796	–1,819	>100	21
Profit (loss) after tax	5,596	–316	5,280			1,534	2,126	3,660	>100	44
Attributable to owners of parent	5,481	–203	5,278			1,523	2,134	3,657	>100	44
Attributable to non-controlling interests	115	–114	2			11	–8	3	>100	–42

Key Ratios
Operating margin (in %)	26.8		28.0		27.9	10.7		23.1	16.2pp	4.9pp	4.8pp
Effective tax rate (in %)[1]	27.5		29.4			40.0		33.2	–12.5pp	–3.8pp
Earnings per share, basic (in €)	4.70		4.53			1.31		3.13	>100	44

1 The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in the first nine months of 2025 mainly resulted from tax effects of equity securities. The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in the first nine months of 2024 mainly resulted from tax effects of restructuring expenses and acquisition-related charges.

17/26

Quarterly Statement Q3 2025

(E.7)	Reconciliation of Free Cash Flow

€ millions, unless otherwise stated	Q1–Q3 2025	Q1–Q3 2024
Net cash flows from operating activities	7,859	5,791
Purchase of intangible assets and property, plant, and equipment	–559	–528
Proceeds from sales of intangible assets and property, plant, and equipment	110	80
Payments of lease liabilities	–204	–213
Free cash flow	7,205	5,130

Net cash flows from investing activities	–747	–197
Net cash flows from financing activities	–7,442	–3,618

18/26

Quarterly Statement Q3 2025

(F)	Non-IFRS Adjustments – Actuals and Estimates

€ millions, unless otherwise stated	Estimated Amounts for Full Year 2025	Q3 2025	Q1–Q3 2025	Q3 2024	Q1–Q3 2024
Profit (loss) before tax (IFRS)		2,745	7,715	2,151	2,557
Adjustment for acquisition-related charges	380-460	96	313	90	256
Adjustment for restructuring	0-25	–18	0	–52	2,821
Adjustment for regulatory compliance matter expenses	0	0	0	–8	–8
Adjustment for gains and losses from equity securities, net	N/A1	–256	–555	–24	–147
Profit (loss) before tax (non-IFRS)		2,569	7,474	2,157	5,479

1 Due to the uncertainty and potential variability of gains and losses from equity securities, we cannot provide an estimate for the full year without unreasonable efforts. This item could however have a material impact on our non-IFRS measures below operating profit.

(G)	Non-IFRS Operating Expense Adjustments by Functional Areas

€ millions	Q3 2025					Q3 2024
	IFRS	Acquisition- Related	Restruc- turing	RCM[1]	Non-IFRS	IFRS	Acquisition -Related	Restruc-turing	RCM[1]	Non-IFRS
Cost of cloud	–1,342	24	0	0	–1,318	–1,167	25	0	0	–1,142
Cost of software licenses and support	–303	0	0	0	–303	–306	0	0	0	–306
Cost of services	–760	0	0	0	–759	–786	0	0	0	–785
Research and development	–1,644	1	0	0	–1,643	–1,568	0	0	0	–1,568
Sales and marketing	–2,185	67	0	0	–2,118	–2,098	59	0	–8	–2,047
General and administration	–364	4	0	0	–360	–361	6	0	0	–356
Restructuring	18	0	–18	0	0	52	0	–52	0	0
Other operating income/expense, net	–8	0	0	0	–8	–22	0	0	0	–22
Total operating expenses	–6,589	96	–18	0	–6,510	–6,256	90	–52	–8	–6,226

1 Regulatory Compliance Matters

€ millions	Q1–Q3 2025					Q1–Q3 2024
	IFRS	Acquisition- Related	Restruc- turing	RCM[1]	Non-IFRS	IFRS	Acquisition -Related	Restruc-turing	RCM[1]	Non-IFRS
Cost of cloud	–3,912	71	0	0	–3,841	–3,381	49	0	0	–3,332
Cost of software licenses and support	–909	0	0	0	–909	–943	0	0	0	–943
Cost of services	–2,397	1	0	0	–2,396	–2,485	0	0	0	–2,484
Research and development	–4,935	4	0	0	–4,931	–4,839	3	0	0	–4,835
Sales and marketing	–6,576	230	0	0	–6,346	–6,594	189	0	–8	–6,413
General and administration	–1,083	6	0	0	–1,077	–1,057	14	0	0	–1,043
Restructuring	0	0	0	0	0	–2,821	0	2,821	0	0
Other operating income/expense, net	–27	0	0	0	–27	–31	0	0	0	–31
Total operating expenses	–19,840	313	0	0	–19,527	–22,150	256	2,821	–8	–19,081

1 Regulatory Compliance Matters

19/26

Quarterly Statement Q3 2025

If not presented in a separate line item in our income statement, the restructuring expenses would break down as follows:

€ millions	Q3 2025	Q1–Q3 2025	Q3 2024	Q1–Q3 2024
Cost of cloud	–1	1	1	–94
Cost of software licenses and support	1	4	0	–80
Cost of services	2	10	8	–525
Research and development	4	20	12	–1,088
Sales and marketing	12	–18	12	–894
General and administration	0	–18	18	–141
Restructuring expenses	18	0	52	–2,821

20/26

Quarterly Statement Q3 2025

Disaggregations

(H)	Segment Reporting

(H.1)	Segment Policies and Changes

SAP is organized in two operating segments, the Applications, Technology & Support (ATS) segment and the Core Services segment:

–	The ATS segment represents SAP’s cohesive product portfolio which is holistically steered and commercialized. It primarily generates revenue from cloud subscriptions and from the sale of software licenses and support offerings, and it incurs cost for support, operating our solutions, and the provision of infrastructure. The revenue and cost for services arise for SAP’s training business which is highly integrated with SAP’s product portfolio.

–	The Core Services segment supports SAP’s product portfolio by enabling customers to transform their business and accelerate the adoption of innovations. Revenues are mainly generated from professional consulting services and premium support services. Cost is incurred primarily for the delivery of those services. The Core Services segment does not reflect the full services business.

The segment information for comparative prior periods was restated to conform with the new segment composition.

(H.2)	Segment Reporting – Quarter

Applications, Technology & Support (ATS)

€ millions (non-IFRS)	Q3 2025		Q3 2024
	Actual Currency	Constant Currency	Actual Currency
Cloud	5,290	5,504	4,351
Software licenses	161	165	285
Software support	2,565	2,644	2,793
Software licenses and support	2,726	2,809	3,078
Cloud and software	8,016	8,313	7,429
Services	66	67	96
Total segment revenue	8,082	8,380	7,524
Cost of cloud	–1,281	–1,341	–1,104
Cost of software licenses and support	–271	–280	–279
Cost of cloud and software	–1,553	–1,622	–1,383
Cost of services	–84	–87	–89
Total cost of revenue	–1,636	–1,709	–1,472
Segment gross profit	6,446	6,671	6,053
Other segment expenses	–3,090	–3,203	–3,039
Segment profit (loss)	3,356	3,467	3,014

Core Services

€ millions (non-IFRS)	Q3 2025		Q3 2024
	Actual Currency	Constant Currency	Actual Currency
Services	994	1,032	945
Total segment revenue	994	1,032	945
Cost of cloud	–27	–28	–24
Cost of software licenses and support	–9	–9	–10
Cost of cloud and software	–36	–37	–34
Cost of services	–656	–678	–668
Total cost of revenue	–692	–715	–702
Segment gross profit	302	317	242
Other segment expenses	–144	–149	–140
Segment profit (loss)	158	168	102

21/26

Quarterly Statement Q3 2025

(H.3)	Segment Reporting – Year-to-Date

Applications, Technology & Support

€ millions (non-IFRS)	Q1–Q3 2025		Q1–Q3 2024
	Actual Currency	Constant Currency	Actual Currency
Cloud	15,413	15,738	12,433
Software licenses	538	546	716
Software support	7,969	8,086	8,414
Software licenses and support	8,507	8,633	9,130
Cloud and software	23,920	24,370	21,563
Services	216	220	305
Total segment revenue	24,136	24,591	21,867
Cost of cloud	–3,712	–3,811	–3,223
Cost of software licenses and support	–824	–841	–863
Cost of cloud and software	–4,537	–4,652	–4,085
Cost of services	–266	–270	–289
Total cost of revenue	–4,802	–4,923	–4,374
Segment gross profit	19,334	19,668	17,493
Other segment expenses	–9,522	–9,718	–9,517
Segment profit (loss)	9,811	9,950	7,976

Core Services

€ millions (non-IFRS)	Q1–Q3 2025		Q1–Q3 2024
	Actual Currency	Constant Currency	Actual Currency
Services	2,979	3,032	2,930
Total segment revenue	2,979	3,033	2,930
Cost of cloud	–87	–89	–76
Cost of software licenses and support	–29	–30	–37
Cost of cloud and software	–116	–119	–113
Cost of services	–2,069	–2,107	–2,107
Total cost of revenue	–2,185	–2,226	–2,220
Segment gross profit	794	807	710
Other segment expenses	–430	–439	–460
Segment profit (loss)	364	367	250

22/26

Quarterly Statement Q3 2025

(I)	Revenue by Region (IFRS and Non-IFRS)

(I.1)	Revenue by Region (IFRS and Non-IFRS) – Quarter

€ millions	Q3 2025			Q3 2024	∆ in %
	Actual currency	Currency Impact	Constant Currency	Actual currency	Actual currency	Constant Currency
Cloud Revenue by Region
EMEA	2,271	24	2,295	1,742	30	32
Americas	2,247	140	2,387	1,989	13	20
APJ	772	51	822	620	24	33
Cloud revenue	5,290	214	5,504	4,351	22	27
Cloud and Software Revenue by Region
EMEA	3,750	27	3,778	3,370	11	12
Americas	3,102	195	3,297	2,982	4	11
APJ	1,164	75	1,238	1,077	8	15
Cloud and software revenue	8,016	297	8,313	7,429	8	12
Total Revenue by Region
Germany	1,455	1	1,456	1,282	13	14
Rest of EMEA	2,790	30	2,820	2,574	8	10
Total EMEA	4,245	31	4,276	3,856	10	11
United States	2,822	170	2,992	2,739	3	9
Rest of Americas	724	53	777	679	7	14
Total Americas	3,546	223	3,769	3,418	4	10
Japan	387	20	408	357	9	14
Rest of APJ	898	62	961	839	7	15
Total APJ	1,285	83	1,368	1,195	8	14
Total revenue	9,076	336	9,413	8,470	7	11

23/26

Quarterly Statement Q3 2025

(I.2)	Revenue by Region (IFRS and Non-IFRS) – Year-to-Date

€ millions	Q1–Q3 2025			Q1–Q3 2024	∆ in %
	Actual Currency	Currency Impact	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud Revenue by Region
EMEA	6,466	21	6,487	4,972	30	30
Americas	6,693	230	6,922	5,751	16	20
APJ	2,255	74	2,329	1,710	32	36
Cloud revenue	15,413	325	15,738	12,433	24	27
Cloud and Software Revenue by Region
EMEA	10,958	23	10,981	9,695	13	13
Americas	9,417	319	9,736	8,757	8	11
APJ	3,545	109	3,654	3,111	14	17
Cloud and software revenue	23,920	451	24,371	21,563	11	13
Total Revenue by Region
Germany	4,247	–1	4,245	3,802	12	12
Rest of EMEA	8,190	26	8,216	7,377	11	11
Total EMEA	12,436	25	12,461	11,180	11	11
United States	8,603	229	8,832	8,108	6	9
Rest of Americas	2,162	134	2,296	2,038	6	13
Total Americas	10,764	364	11,128	10,146	6	10
Japan	1,177	10	1,187	1,018	16	17
Rest of APJ	2,739	110	2,849	2,454	12	16
Total APJ	3,916	120	4,036	3,472	13	16
Total revenue	27,116	509	27,625	24,798	9	11

24/26

Quarterly Statement Q3 2025

(J)	Employees by Region and Functional Areas

Full-time equivalents	09/30/2025				09/30/2024
	EMEA	Americas	APJ	Total	EMEA	Americas	APJ	Total
Cloud and software	4,600	4,514	5,348	14,462	4,510	4,256	4,592	13,357
Services	8,289	4,690	5,920	18,899	8,394	4,686	5,503	18,582
Research and development	18,375	5,895	13,639	37,909	18,422	5,623	12,729	36,774
Sales and marketing	11,951	9,923	5,039	26,914	12,078	9,742	5,149	26,969
General and administration	3,981	1,915	1,362	7,258	3,781	1,796	1,301	6,878
Infrastructure	3,143	1,152	993	5,289	2,964	1,156	903	5,023
SAP Group (09/30)	50,339	28,089	32,302	110,730	50,149	27,257	30,177	107,583
Thereof acquisitions[1]	288	74	13	375	413	414	86	912
SAP Group (nine months' end average)	49,328	27,794	31,581	108,702	49,475	27,389	29,819	106,683

1 Acquisitions closed between January 1 and September 30 of the respective year.

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Quarterly Statement Q3 2025

Other Disclosures

(K)	Share-Based Payment

SAP’s share-based payment expenses included in SAPs non-IFRS operating expenses break down as follows:

€ millions	Q3 2025	Q1–Q3 2025	Q3 2024	Q1–Q3 2024
Cost of cloud	–27	–86	–31	–104
Cost of software licenses and support	–8	–24	–9	–31
Cost of services	–64	–197	–78	–269
Research and development	–156	–481	–169	–572
Sales and marketing	–147	–478	–199	–675
General and administration	–28	–112	–49	–164
Share-based payment expenses	–429	–1,379	–535	–1,815

The decrease in share-based payment expenses is mainly due to a reduction in the SAP share price as compared to an increase in 2024 (around -€8 in the first nine months of 2025; around €65 in the first nine months of 2024) as well as lower grant volumes as compared to prior years. Income for the hedging of cash-settled share-based compensation programs amounted to €14 million in the first nine months of 2025 (Q1-Q3/2024: €0 million). For more information about share-based payment expenses, see the Notes to the Consolidated Half-Year Financial Statements, Note (B.3).

Additionally, in the third quarter of 2025 SAP reduced its expenses of €7 million (Q3/2024: €17 million) relating to accelerated share-based payment expenses triggered by the transformation program. In the first nine months of 2025 expenses amounting to €12 million (Q1-Q3/2024: €172 million) have been recognized. These share-based payment expenses are classified as restructuring expenses in SAP’s consolidated income statements.

Associated share-based payments in the first nine months of 2025 amounted to €162 million (Q1-Q3/2024: €143 million) and are classified as a decrease in provisions and other liabilities in SAP’s consolidated statements of cash flows.

(L)	Business Combinations

On August 1, 2025, SAP announced its intention to acquire 100% of SmartRecruiters, Inc. (“SmartRecruiters”), a leading talent acquisition software provider.

The transaction closed on September 11, 2025, following satisfaction of regulatory and other approvals. The acquisition will strengthen the SAP SuccessFactors Human Capital Management (HCM) suite. SmartRecruiter’s products improve employee hiring decision-making and reduce time to hire. Embedded analytics and AI-powered recommendations from SAP and SmartRecruiters will provide valuable insights into talent pools, avoid hiring bottlenecks, and improve workforce planning. The preliminary consideration transferred amounted to approximately €751 million.

As the SmartRecruiters acquisition closed shortly before September 30, 2025, we are still in the process of identifying and measuring the SmartRecruiters assets and liabilities. Thus, the accounting for the SmartRecruiters acquisition is preliminary. This primarily relates to intangibles assets and tax assets and liabilities, but also to certain acquisition accounting related matters such as the consideration transferred and certain accounting alignments.

In the third quarter of 2025, the contribution of SmartRecruiters to the consolidated income statement (IFRS and non-IFRS) and cash flows from operating activities was immaterial.

(M)	Tax-related Litigation

Due to a recent change in case law, SAP´s other tax litigation was affected for prior years. This resulted in an increase of other taxes by €98 million negatively affecting SAP’s operating profit and a compensating benefit in SAP’s income tax expense in the third quarter of 2025. As payments were made over the years, the impact on cash flows from operating activities 2025 is immaterial.

The other tax litigation was disclosed among the contingent liabilities in the Notes to the Consolidated Half-Year Financial Statements, Note (G.1).

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